UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On June 20, 2024, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to hold the extraordinary general meeting of shareholders (“EGM”) as follows. Shareholders who are registered in the KEPCO’s Shareholders’ registry on June 3, 2024 will be entitled to exercise their voting rights at this EGM.

1.	Date / Time: July 9, 2024 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Non-standing Member of the Audit Committee

- Lee, Sung-Ho, a non-standing director of KEPCO (from Nov. 2023 to the Present)

*

The CEO is delegated with the authority to change the date and time of this EGM provided the EGM shall take place no later than July 31, 2024, and notification of any such changes will be provided. More details regarding this EGM will be provided in future filings on Form 6-K once finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name:	Chang, Nam-yeon
Title:	Head of Finance & IR Team

Date: June 20, 2024

Attachment

Agenda 1. Election of a Non-standing Member of the Audit Committee

•	Lee, Sung-Ho

•	Gender : Male

•	Date of Birth : January 3, 1964

•	Previous Positions

•	Non-standing director of Korea Electric Power Corporation(from Nov. 2023 to the Present)

•	Professor of Business Administration, University of Seoul(from Oct. 1996 to the Present)

•	Chairman of Korean Marketing Association (from Apr. 2022 to Mar. 2023)

•	Vice Chairman of Korean Academic Society of Business Administration(from Mar. 2022 to Feb. 2023)

•	Non-standing director of Korea Trade-Investment Promotion Agency(from Apr. 2020 to Oct. 2023)

•	Non-standing director of Korea Racing Authority(from Apr. 2020 to Oct. 2022)

•	Term of Office as Non-standing and Non-executive director in KEPCO : Two years

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since

Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Lee, Jung-Bok	Corporate Senior Vice President and Chief Business Management Officer	Feb. 27, 2023

Standing Director	Male	Lee, Jun-Ho	Corporate Senior Vice President and Chief Safety Officer & Chief Operations Officer	Feb. 27, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Seo, Chul-Soo	Corporate Senior Vice President and Chief Power System Officer	Dec. 11, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Vice President and Chief Global & New Business Officer	Jun. 26, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director and Member of the ESG Committee	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director and Chairperson of the ESG Committee	May 2, 2023

Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director (Labor Director)	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

Non-standing Director	Male	Kang, Hoon	Non-Executive Director and Member of the ESG Committee	May. 1, 2024

*	Appointment of non-standing directors does not need an approval by the shareholders at a general meeting of shareholders pursuant to the Article 10 of the KEPCO Act.